Earth science tech, inc.

8000 NW 31ST STREET, UNIT 19

DORAL, FL 33122

August 12, 2019

Jonathan Burr

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Earth Science Tech, Inc.
Registration Statement on Form S-1 Response dated August 2, 2019
File No. 333-230543

Dear Mr. Burr:

By letter dated August 9, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Earth Science Tech, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Supplemental response dated August 2, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Response dated August 2, 2019

General

1.	We note your draft disclosure provided in response to comment 2. In this regard, we note the statement that “The Receiver also intends to optimize the affairs of the Company by identifying business opportunities that he expects will allow the Company to utilize its portfolio if cannabidiol related assets and operations and emerge from receivership in a better position to create and maximize value for its shareholders.” Please delete this statement of the Receiver’s expectation or disclose the most significant assumptions upon which the expectation depends. For example, it is unclear on what basis you believe the company can emerge from receivership in a better position to create and maximize value for shareholders without obtaining the approximately $4 million owed under the arbitration award for which the company sought receivership.

RESPONSE:	In response to the Staff’s comment, we have deleted the statement regarding the Receiver’s expectation.

2.	It appears that the receiver is an executive officer as defined under Rule 405. Please disclose the information required by Item 404 of Regulation S-K. For example only, please disclose the material terms of the receiver’s compensation and the amount of compensation he has accrued to date.

RESPONSE:	In response to the Staff’s comment, we have disclosed the information required by Item 404 of Regulation S-K with regards to the receiver.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Nickolas Tabraue
Nickolas Tabraue

President

Earth Science Tech, Inc.

8000 NW 31st Street, Unit 19

Doral, FL 33122